UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Prospect Medical Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

400 Corporate Pointe, Suite 525
Address of Principal Executive Office (Street and Number)

Culver City, California 90230
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, our management and the management of Alta Healthcare System, Inc. (“Alta”) are working together with our respective independent auditors to complete a review and restatement of Alta’s pre-acquisition audited financial statements for the year ended December 31, 2006. In connection with that review and restatement, the Audit Committee of our Board of Directors has retained independent counsel to assist and advise the Audit Committee. Until the review and restatement process have been completed, Prospect will not be able to complete its consolidated financial statements for its fiscal year ended September 30, 2007. As a result, Prospect will not be able to file its Form 10-K annual report by the December 31, 2007 due date. We are working expeditiously to complete the Alta review and restatement process in an effort to be able to file our 10-K within the fifteen day extension period afforded by Rule 12b-25. However, it is possible that the restatement will not be completed in time for us to meet that deadline.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mike Heather	(714)	796-5965
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

We have not yet filed the Form 8-K/A which will include the Alta audited financial statements for the fiscal year ended December 31, 2006, the Alta unaudited financial statements for the six month period ended June 30, 2007 and Prospect Medical Holdings, Inc.’s unaudited pro forma financial statements for the nine months ended June 30, 2007. This Form 8-K/A was due on October 24 and has not yet been filed pending conclusion of the restatement of Alta’s financial statements, discussed above.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As highlighted in our most recent Form 10-Q for the period ended June 30, 2007, the Company has been spending, and continues to spend, considerable amounts on programs designed to benefit future periods. This increased spending, together with acquisition financing and other costs, will reduce pre-tax income in the current fiscal year quarter, as compared to the prior year quarter, by approximately $11 million. This decrease will be partially offset by earnings of the recently acquired ProMed Entities, to be included for four months during the current year period, and by earnings of the recently acquired Alta Healthcare System, Inc., to be included for approximately two months during the current year period. The amount of this decrease in pre-tax income will also be adjusted for the impact of any restatement to the Alta financial statements which might have an effect on the current year period, finalization of purchase valuation studies, including purchase financing, and consideration of any goodwill impairment charges necessary as a result of the current year operating losses.

Prospect Medical Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 28, 2007	By	/s/ Mike Heather
Mike Heather
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).